Exhibit 99.A

EXHIBIT A

August 22, 2007

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine-months ended July 31, 2007.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets

(expressed in U.S. dollars, unaudited)

		July 31	October 31
		2007	2006
Net assets:
Gold bullion, at market, average cost $318,624,214 (2006: $284,691,854)		$487,622,735	410,565,912
Silver bullion, at market, average cost $289,171,893 (2006: $252,354,197)		473,626,599	410,665,810
Cash		451,445	2,136,587
Interest-bearing cash deposits		19,700,000	14,500,000
Prepaid insurance, interest receivable and other		219,708	327,504
		981,620,487	838,195,813
Accrued liabilities		(940,568)	(820,662)
Dividends payable		—	(1,046,545)
Net assets representing shareholders’ equity		$980,679,919	836,328,606
Represented by:
Capital stock
Class A shares issued: 113,294,532 (2006: 104,654,532)		$614,340,415	536,847,071
Common shares issued: 40,000		19,458	19,458
		614,359,873	536,866,529
Contributed surplus		12,889,270	15,294,173
Retained earnings inclusive of unrealized appreciation of holdings		353,430,776	284,167,904
		$980,679,919	836,328,606

Net asset value per share:
Class A shares		$8.65	7.99
Common shares		$5.65	4.99
Exchange rate:	U.S. $1.00 = Cdn.	$1.0657	1.1227

Net asset value per share expressed in Canadian dollars:
Class A shares		$9.22	8.97
Common shares		$6.03	5.60

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2006 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $30.1 million in the third quarter essentially due to the unrealized depreciation of holdings during the quarter.  However, assets increased by $144.4 million during the nine months ending July 31, 2007 as a result of the December 8, 2006 public offering as well as unrealized appreciation of holdings during the period.

The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, both in physical bar form. The balance of $6,617,304 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED

Statement of Income

(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2007	2006	2007	2006
Income:
Interest	$806,744	324,900	$268,648	147,483
Dividends	—	390	—	130
Unrealized appreciation (depreciation) of holdings	69,262,872	213,426,722	(29,299,151)	(42,860,454)
	70,069,616	213,752,012	(29,030,503)	(42,712,841)
Expenses:
Administration fees	1,876,888	1,461,830	622,558	527,257
Safekeeping, insurance & bank charges	856,523	652,859	307,097	238,436
Shareholder information	123,555	137,396	18,048	25,677
Directors’ fees and expenses	95,860	76,356	33,643	24,086
Accounting fees	83,684	40,326	12,879	11,933
Stock exchange fees	64,693	90,739	27,726	—
Registrar and transfer agent fees	55,637	54,261	18,792	23,904
Legal fees	52,545	72,695	6,770	6,458
Miscellaneous	1,096	1,335	501	351
Foreign currency exchange loss (gain)	1,166	389	1,296	(6,555)
Total expenses	3,211,647	2,588,186	1,049,310	851,547
Income (loss) before taxes	66,857,969	211,163,826	(30,079,813)	(43,564,388)
Taxes	—	(217,680)	—	331,342
Net income (loss)	$66,857,969	210,946,146	$(30,079,813)	(43,233,046)
Net income (loss) per share:
Class A shares	$0.61	2.21	$(0.27)	(0.45)
Common shares	$0.61	2.21	$(0.27)	(0.45)

A net loss (inclusive of unrealized depreciation of holdings) of $30.1 million occurred in the third quarter compared to a higher net loss of $42.9 million for the corresponding quarter in the prior year.  For the nine months ended July 31, 2007, the net income (inclusive of unrealized appreciation of holdings) was $66.9 million compared to $210.9 million for the same period in 2006.  For both the three and nine month periods, the loss or income was virtually all due to unrealized depreciation or appreciation of holdings, as applicable.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Safekeeping fees and bullion insurance costs increased, reflecting the added ounces and higher prices of gold and silver bullion.  Administration fees increased to $1,876,888 from $1,461,830 for the nine months based on the increased assets under administration.

Stock exchange fees of $64,693 for the nine months ended July 31, 2007 consist of Toronto Stock Exchange fees of $47,193 and American Stock Exchange fees of $17,500.  These amounts represent approximately 7 months of the 12 month annual fee charged being $80,902 for the Toronto Stock Exchange and $30,000 for the American Stock Exchange. The amount of $90,739 for the same period in 2006 represents the total 2006 annual fees for the Toronto Stock Exchange and the American Stock Exchange.

Expenses (which exclude taxes) as a percentage of average month-end net assets for the nine-month period ended July 31, 2007 were 0.33%, compared to 0.36% for the same nine-month period in 2006.  For the twelve months ended July 31, 2007, the expense ratio was 0.44% compared to 0.49% for the prior twelve-month period.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices.  At July 31, 2007, the Class A shares of Central Fund were backed 98% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878